1-15150

P.E. 7/31/02

02050065

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
AUG 0 1 2002
WASH, D.C. 155 SECTION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of **July 2002 – Enerplus Resources Fund – Press Release – Cash Distribution Announcement**

ENERPLUS RESOURCES FUND
(Translation of registrant's name into English)

Dome Tower - 3000 – 333 – 7th Avenue S.W., Calgary, Alberta – Canada – T2P 2Z1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.................................. Form 40-FX

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.................... No......X..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-.........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND
(Registrant)

Date July 31, 2002 By.. CHRISTINA MEEUWSEN CORPORATE SECRETARY
(Signature)*

* Print the name and title of the signing officer under his signature

EXPLANATORY NOTE: Attached as Exhibit A to this Form 6-K is a copy of the Press Release issued by Enerplus Resources Fund.



Enerplus Resources Corporation
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.2200
Fax 403.298.2211
www.enerplus.com

SCHEDULE "A"

July 31, 2002
FOR IMMEDIATE RELEASE
TSX: ERF.UN
NYSE: ERF

ENERPLUS RESOURCES FUND
ANNOUNCES CASH DISTRIBUTION

Enerplus is pleased to announce that a cash distribution in the amount of CDN$0.28 (twenty-eight cents) per unit will be payable on August 20th, 2002, to all Unitholders of record at the close of business on August 10th, 2002. The ex-distribution date for this payment is August 7th, 2002.

The CDN$0.28 (twenty-eight cents) per unit is equivalent to approximately US$0.18 per unit if converted using a Canadian/US dollar exchange ratio of 1.58. The actual US dollar equivalent distribution will be based upon the actual US/Canadian exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Total cash distributions paid for the quarter ending June 30, 2002 equals CDN$0.84 (eighty-four cents) per unit (paid or payable in the months of June, July and August 2002). In addition to the CDN$0.84 (eighty-four cents) per unit in cash distributions paid to Unitholders, approximately CDN$0.26 (twenty-six cents) per unit (CDN$18 million) of funds flow from the quarter was used for debt repayment related to capital expenditures.

The Fund's new trailing twelve month distribution paid totals CDN$3.67 (three dollars and sixty-seven cents) per unit. For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

- 30 -

Christina Meeuwsen
Secretary

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Enerplus disclaims any responsibility to update these forward-looking statements.